Filed by Sipex Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sipex Corporation

Commission File No. 1-33403

This filing relates to the proposed merger of Exar Corporation, a Delaware corporation (“Exar”) and Sipex Corporation, a Delaware corporation (“Sipex”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 7, 2007, by and among Exar, Side Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exar, and Sipex. The following is a transcript of a conference call held by Sipex Corporation on May 8, 2007.

SIPEX CORPORATION

May 5, 2007

1:30 p.m. PDT

Moderator	Thank you for standing by. Welcome to the Sipex Earnings conference call. All participants at this time are in a listen-only mode. Later there will be a question and answer session. Instructions will be given at that time. If you should require assistance during this call, please press * then 0. As a reminder, the conference is being recorded. On today’s call we have Ray Wallin, the Chief Financial Officer of Sipex Corporation, along with our host, Ralph Schmitt, Chief Executive Officer. I would now like to turn the call over to Mr. Schmitt. Please go ahead.

R. Schmitt	Thank you operator. Good afternoon, everyone, and thank you for joining Sipex Corporation’s First Quarter 2007 Earnings Release call. As we announced earlier today, Exar Corporation and Sipex Corporation announced that we have entered into a definitive merger agreement to combine the two companies. Under the terms of the agreement, which was approved by the board of directors of both companies, Sipex stockholders will receive .6679 of a share of Exar Corporation for each share of Sipex. I will become chief executive officer of the combined company, and Exar’s interim chief executive officer and chairman, Richard Leza, will continue as chairman of the board of directors.

We would like to talk to you further about this very exciting development at the end of our conference call. First, Ray will summarize the results of the quarter ending March 31, 2007 and give you highlights of our various financial indices, and I’ll review some of the first quarter highlights. So with that, let me pass it over to Ray.

R. Wallin	Thanks, Ralph. Good afternoon everyone. Before we begin, I would like to remind everyone that the financial results in the press release are unaudited. Also, during the course of this discussion today, we will make forward-looking statements. We caution you that such statements reflect only our current expectations and estimates, and are subject to risks and uncertainties. Actual events or results may differ materially. The forward-looking statements will relate to matters such as our future financial performance, cost reduction efforts, inventory levels, trends and market demand, and the company’s ability to execute operational improvements and achieve expected improvement in operating metrics.

We refer you to the risk factors and cautionary language contained in our reports filed with the Securities and Exchange Commission, including but not limited to our press release filed earlier today on Form 8-K, and the cautionary statements and risk factors set forth in Item 1A, risk factors in the company’s annual report on Form 10-K for the year ended December 30th, 2006. The reports on file with the SEC identify important risk factors that could cause actual events and results to differ materially from those contained in our forward-looking statements. All forward-looking statements are made as of today, and the company disclaims any duty to update such statements.

Sipex issued its first quarter press release earlier today, and we have posted the press release and supplemental financial information on our Web site in the investor relations section. We note that any non-GAAP financial measures discussed in this call should be considered in addition to and not in lieu of Sipex’s GAAP results.

Now, let me summarize the results for the first quarter. Net sales during the quarter ended March 31, 2007 was $16.9 million, down 11% from the fourth quarter of 2006 net sales of $18.9 million, and down 6% from the first quarter ended April 1, 2006 net sales of $17.9 million. Lower net sales in the first quarter of 2007 as compared to the fourth quarter of 2006 was driven by a decline in optical products from $2.7 million to $1.6 million, and power products from $6.2 million to $5.4 million. Interface products were down slightly from $10 million to $9.9 million. For the three month period ended March 31, 2007, as compared to the prior year, total net sales declined by $2 million. Sales of power management products decreased by $0.8 million or 13%. Optical storage products declined by $1.1 million, from $2.7 million to $1.6 million, and interface products declined by $0.1 million, from $10 million to $9.9 million. [With respect to the foregoing information, Mr. Wallin misspoke. Corrected information is as follows: For the three month period ended March 31, 2007, as compared to the prior year, total net sales declined by $1.0 million. Sales of power management products increased by $0.8 million, or 17%. Optical storage products declined by $1.0 million, from $2.6 million to $1.6 million. Interface products declined by $0.8 million, from $10.7 million to $9.9 million.]

Now let me turn to margin. Our gross profit of $4.4 million, or 26.3% of net sales in the first quarter of 2007, was substantially improved from the fourth quarter gross profit of a -$0.5 million or -2.7% of net sales, and a -$0.2 million or -1.1% of net sales in prior year. Excluding the impact of inventory reserve adjustments, royalty settlements and the impact of adjusting gross inventory valuations for the shift of manufacturing to lower cost fabrication facilities, the gross profit margin was approximately 31% in the first quarter of 2007, compared to approximately 25% in the fourth quarter of 2006, or approximately a six point margin improvement. As you recall, the company’s gross margin was unfavorably impacted during the fourth quarter of 2006 from the recording of inventory reserves, scrap and warranty costs of approximately $6 million, partially offset by a royalty recovery of $0.5 million.

Next, let me return to operating expenses. Below the line operating expenses of $10 million in the first quarter of 2007 decreased by approximately $2.6 million from the fourth quarter level of $12.6 million. The decrease in operating expenses for the first quarter of 2007 was due primarily to lower restructuring expenses of $1.4 million; reductions in salaries of $0.4 million from reducing headcount from 291 to 276 employees; lower sales marketing and travel expenses of $0.7 million; and lowered stock compensation expense of $0.3 million. These decreases in expenses were partially offset by increases in audit, legal and professional fees of approximately $0.3 million. Our loss was $0.34 per diluted share compared with the loss in the prior quarter of $0.80 per diluted share, and a loss per diluted share of $0.78 for the prior year.

On a non-GAAP or pro forma basis, our loss per share was $0.29 for the first quarter excluding the impact of stock-based compensation expense and restructuring charges, a pro forma loss per share of $0.66 for the fourth quarter 2006.

Let me now review the elements of working capital. Total cash, marketable securities and other short term investments, including restricted cash of $0.4 million at the end of the first quarter of 2007, was $8.9 million, down from $15.8 million at the end of the fourth quarter of 2006. We ended the first quarter with $7.3 million in net receivables, up approximately $0.1 million from the prior quarter. DSOs, or day’s sales outstanding, were 39 days, higher by four days from the fourth quarter level of 35 days. Net inventories were $15.8 million at the close of the first quarter, up slightly from $15.6 million in the prior quarter.

Our capital expenditures were $1.1 million in the first quarter compared with $0.3 million in the fourth quarter of 2006. During the quarter, the company purchased a tester for $1.1 million. Depreciation and amortization expense totaled $0.5 million compared with $0.6 million in the fourth quarter.

Before I turn it over to Ralph, I would like to thank you for your continued support of Sipex during the last few years. After the confirmation of the merger, I will be leaving the company. I value the time I spent at Sipex and the chance to work with you. As I look back, we have accomplished so much, including getting re-listed on NASDAQ, providing over $60 million in funding, completing a complicated restatement process with no action by the SEC, settlement of all major lawsuits, a four-fold increase in market valuation and going fabless. More importantly, I believe that we’ve built a solid organization and sustainable business model which should position the company for future growth. Now, let me turn it over to Ralph.

R. Schmitt	Thanks, Ray. I just want to make a comment based on what Ray just said, and that is, I want to thank him for the amazing job that he’s done since my time here, giving us some outstanding results in a very difficult situation, and definitely adding significant shareholder value to you as shareholders. He’s not also leaving tomorrow, so I’m glad he’s going to be helping me through this transition as we move forward. So with that, let me go back to some of the first quarter data.

We had a disappointing quarter, to be frank, having been down a little over 10%, due I would say primarily to the significant reduction in the optical business and seasonality of the consumer market. Due to our exiting the optics business, we’re now down to about $1.5 million per quarter, and we believe that we’ll continue to decline to a run rate of somewhere between $500,000 to $1 million a quarter for the balance of this year. We’ve limited our sales in this product category to higher margin products in the Blue Ray and HD DVD products. We also saw a decline in our consumer base power products due to normal seasonality. Our largest category of products interface stayed relatively flat, as Ray described. Taking out our reduction in optical that we’ve been managing down, we saw approximately a 5% drop, which is typical to the seasonality as well as the other players in the analog market.

On the operational side, we ramped our mainline China partner, Silan, to 20% of our wafer starts, and we’re still bleeding through significant inventory that was built up in the third quarter of last year in our California fab. We saw significant improvement in margin in our interface business due to faster flow through the California material and a higher usage of our Taiwanese subcontractor material, which is at a lower cost.

We had another strong quarter in new products, delivering ten in the quarter. We delivered our first products for the industrial interface called PROFIBUS. This is widely used by key industrial automation accounts, primarily in Europe. This is a good example of where we’ve taken some base technology like the 485 physical layer IP and added what is known as the protocol layer to have a complete solution for customers. This is more of an application-specific, or… PIC. We also continue to stay in the market lead with RS485 interface products by launching our newest high speed family. And in Lighting Management, we introduced our first OLED display driver, which is a new higher definition display technology for applications like portable media players and visual still cameras. So our progress in the new products area continues to go in the positive direction.

We had a 20% increase in design wins in the quarter. It is our largest single quarter growth in the past year. We’ve won some key designs in the quarter in power, particularly at Motorola, Sharp and Samsung.

If we look at revenue by region, the largest drop was 44% in Japan. This was due to the optical business drop discussed earlier, where almost all of our business comes out of that market place. The second largest drop was 9% in Asia, with strong growth in Korea, but very weak distribution business in mainland China. The North American market was down 3%, and Europe saw strong growth of 9%, driven by the distribution business in the industrial market.

In Q1 we saw 77% of our business go through distribution, and the top customers for the company were Samsung, Philips, Panasonic, REM, Delta, Toshiba and Scientific Atlanta. We had three customers over $500,000, and Samsung broke the $1 million barrier.

Our book to bill in the quarter was approximately 1.1. It has improved since the beginning of Q2, and has recently been running as high as 1.2. We do believe that both our customers and distributors have worked through their inventories and are getting back to a normal purchasing cycle. And so we started this quarter, Q2, with over $2 million more backlog than we had at the beginning of Q1. And based on these metrics and the strength that we’re seeing in bookings, we’re projecting a good growth quarter, between $17.5 million and $19 million in revenue.

I’m going to open it up for questions now, and then I’ll make some final comments on the possible merger with Exar after those questions. Thank you.

Moderator	Thank you. If you wish to ask a question, please press * then 1. You will hear the tone indicating you’ve been placed in the queue. To remove yourself from the question queue, press the pound key. If you’re using a speaker phone, please pick up your headset before the numbers. To ask your question at this time, please press *1. Our first question will be from Sandy Harrison, Signal Hill.

S. Harrison	Hi Ralph and Ray, how are you today?

R. Schmitt	A little busy.

S. Harrison	I can imagine. Ralph, if you could spend a couple seconds for those that are new to this story, kind of talk a little bit more about the optical business and your de-emphasis there, and what you think you could do going forward, even though it is a relatively small piece of your business. And then following that talk a little bit about what’s going on in the power markets, and what the strategy is there and what sort of timing we could see on the continued roll out of products.

R Schmitt	Lots to cover with that question. Let’s talk about optics first. We made an announcement a while back saying that we were going de-emphasize that area, and it was fundamentally because of a few reasons. The biggest reason was, we’ve been trying to grow the margin in this company and the back product space did not really allow us to do that. It is a very commodity oriented market with a relatively high cost of R&D, and most of the cost of the product is in the package, and you can’t really differentiate yourself too much. So it was a difficult decision, quite honestly, because we were one of the leaders in that space.

One of secondary reasons to de-emphasize it is it’s a small market; it’s about $100 million total. Our other two markets, be it in power and interface, power is roughly $5 billion and interface is probable about $1 billion, so there’s a significantly bigger opportunity for us in those areas. We felt we wanted to take the resources here, get our costs down, and then align ourselves with the two biggest opportunities that exist for the company. And so that’s why we’ve done that.

So what does that mean moving forward? It means that we’re going to have basically some longer term run rate business, and that’s kind of what happened this past quarter. You saw us drop down to about the level of where we will be for a few quarters coming on out, based on older designs. And since it’s a consumer area, that will probably only last about a year and a half, then it’ll go away and try. So that’s the—I tried to make it succinct—optical story.

The power area is really the area where we’ve been investing most of our R&D dollars, and we’ve got near term plans and longer term plans. In the near term, we’re taking some of our, what I like to term building block type standard linear products, and adding more complexity and functionality to them so that we can move the margin model up. All of our designs today that we’re doing in power are proprietary; that’s very different than what we were doing before. The margin models of those types of products are 60+%. Obviously, it takes a while to ramp into revenue, so once they are released, you typically have about a year and a half cycle before you see any revenue there.

So, people who have followed the story of Sipex, the first wave of the improvement of gross margin was really manufacturing and improving that, and therefore we shut down the fab as being a big component of that. The second wave is a product mix change to a more power related proprietary product.

S. Harrison	And in the eighteen month cycle that you were talking about, sort of where are you in that with some of your products, sort of a funnel perspective. Are half of your products now half way in, and then a quarter of your products maybe a third of the way? Just kind of some characterization of where we might be in that cycle?

R. Schmitt	It’s a good question and a hard question to answer, but we’ve got a handful, I’ll say probably less than ten core products that were in the start to ramp phase, and then it kind of strings out from there. If you remember back a few quarters, we had a hole in new product development where we weren’t releasing any products and that’s because we made this shift. We basically got ourselves past that hole at this point. I don’t know if I really answered your question.

S. Harrison	No, it’s good to start. I’ll drop to the queue and I’ll follow up with some other questions later.

Moderator	To ask your question at this time, press * and then 1. Once again, press * then 1 to ask your question. There are no more questions in the queue. Please continue.

R. Schmitt	Okay, thank you very much. I’d like to make some final comments on what I actually started the call with, which is just a description of the announcement that was made earlier today of the possible merger between Exar Corporation and Sipex Corporation.

We are very excited about the prospect of this combination. The merger creates a leader in integrated mixed signal systems solutions, and that’s a very powerful statement because we can take some of the system level expertise that Exar has and apply it to some of the IP that Sipex has, or the combination of IP between Sipex and Exar, and really bring out much more valuable products which can drive some significant revenue and margin. It also expands our growth opportunities in multiple markets: communications, consumer, industrial being the primary ones. Where Exar is heavily reliant in the communications market and we’ve become heavily reliant in industrial, it spreads out our risk and it gives us more growth opportunities in, I’ll say the consumer space primarily is one that we can grow in. It also increases the scale and allows us resource optimization to get cost synergies between two companies that are probably undersized to be public companies today – effective public companies I should say. We announced that we believe we’ll be able to achieve $10 million of cost synergies annualized by the second quarter of 2008.

And it provides a platform for further consolidation, primarily in high margin analog and mixed signal product areas, that would leverage the existing combination of the two companies. So it’s an outstanding opportunity to really allow us to start consolidating into a larger entity to get the synergies and the benefit of a larger revenue base and better cost structure. And that has been something that we’ve discussed, and I know Exar as well has discussed. So we are extremely excited about the prospect of putting these two companies together.

So with that, I would like to thank you for your time on the call today, and I will now end the first quarter 2007 Earnings Release call for Sipex Corporation. Thank you.

Moderator	That does conclude the call for today. Thank you for your participation and for using AT&T Executive Teleconference. Please disconnect at this time.

Additional Information and Where You Can Find It

Exar will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (the “SEC”). Security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Exar and Sipex with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Exar Investor Relations by e-mail at investorrelations@exar.com or by telephone at 1-510-668-7201 or by contacting Sipex Investor Relations by e-mail at investorrelations@sipex.com or by telephone at 1-408-934-7586.

Exar and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Exar’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Exar’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on August 9, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Exar Investor Relations which can be contacted by e-mail at investorrelations@exar.com or by telephone at 1-510-668-7201. Certain executive officers and directors of Exar have interests in the transaction that may differ from the interests of Exar stockholders generally. These interests will be described in the proxy statement/prospectus when it becomes available.

Sipex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Sipex’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Sipex’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on October 24, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Sipex Investor Relations which can be contacted by e-mail at investorrelations@sipex.com or by telephone at 1-408-934-7586. Certain executive officers and directors of Sipex have interests in the transaction that may differ from the interests of Sipex stockholders generally. These interests will be described in the proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined companies to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Exar and Sipex do not each receive the required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. Similarly, anticipated costs savings may not be achieved and projections as to whether, when and the extent to which the transaction will be accretive may not prove accurate. In any forward-looking statement in which Exar or Sipex expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Exar and Sipex stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Exar and Sipex generally, including those set forth in the filings of Exar and Sipex with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Exar and Sipex are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.